

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 1, 2016

Via E-mail
A. William Stein
Chief Executive Officer
Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Four Embarcadero Center, Suite 3200
San Francisco, CA 94111

> **Re: Digital Realty Trust, Inc. and Digital Realty Trust, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-32336 and 0-54023**

Dear Mr. Stein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities